Renewal Fuels, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202
Tel. (414) 283-2625

September 25, 2008

VIA EDGAR
Mr. Ryan Milne
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:  Renewal Fuels, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007, Filed April 15, 2008
Form 10-QSB/A for Fiscal Quarters Ended June 30, 2007, and September 30, 2007
Filed April 8, 2008
File No. 000-30172

Dear Mr. Milne:

The following are responses of Renewal Fuels, Inc. (the “Company”) to the corresponding numbered comments in the September 2, 2008 letter from the Securities and Exchange Commission (the “Commission”).  On August 1, 2008, we filed a response to the Commission’s comments numbered 1 and 2, which were the only comments contained in the Commission’s letter dated July 21, 2008.  On September 18, 2008, the amended Form 10-KSB was filed on Form 10-KSB/A and the 4.02 non-reliance 8-K also was filed.

The letter from the Commission dated September 2, 2008 from the Commission contained a new comment, number 3.  The comment was discussed by Mr. John Archfield of the Commission, with our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180, prior to the preparation of this response.

Comment number 3 and our response is provided below.

Forms 10-Q for the Fiscal Quarter Ended March 31, 2008 and June 30, 2008

Exhibit 31

3.    We note that Exhibit 31 to your Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008 make several references to Renewal Fuels, Inc. as a small business issuer and to being exempt from the introductory language of paragraph 4 and paragraph 4(b) pursuant to SEC Release No. 33-8238.  Pursuant to the “Dates” section of SEC Release No. 33-8618, this language must be provided in the first annual report required to contain management’s internal control report and in all periodic reports file thereafter. Please amend these Forms l0-Q to revise the certifications in Exhibit 31 to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 60l(b)(31) of Regulation S-K. Additionally, conform the certifications to that found in Item 60l(b)(31) of Regulation S-K. In this regard, remove the small business issuer references as you are newly qualified as a smaller reporting pursuant to SEC Release No. 33-8876.

Response

Enclosed with this letter are amended Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008.  Each includes revised certifications.  The amended Form 10-Q for the fiscal quarter ended March 31, 2008, includes revised Item 4, to make that disclosure consistent with the disclosure in the amended Form 10-KSB that was filed, and the Item 4 disclosure in the Form 10-Q for the fiscal quarter ended June 30, 2008.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at (414) 283-2625.  Otherwise, I look forward to hearing from our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, that we should proceed promptly with the preparation and filing of our amended Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008 as enclosed.

Very truly yours,

/s/ Bryan Chance
Bryan Chance
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

or

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT For the transition period from _______________ to _______________

Commission File Number: 000-30172

Renewal Fuels, Inc.
(Exact name of small business issuer as specified in its charter)

Delaware	22-1436279
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1818 North Farwell Avenue, Milwaukee, WI 53202
(Address of principal executive offices)

(414) 283-2625
(Issuer’s telephone number)

Tech Laboratories, Inc.
(Former name if changed from last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant is (check one):

an accelerated filer ☐	a non-accelerated filer ☐	smaller reporting company ☒

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 30,774,276 shares of common stock, $0.001 par value per share, as of March 31, 2008.

Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☒

The quarterly report of Renewal Fuels, Inc. (the “Company”), for the fiscal quarter ended March 31, 2008, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on May 15, 2008, is hereby amended solely to provide amended disclosure required by the provisions of Item 308T(a)(3) of Regulation S-B and a revised Section 302 Certification, filed herewith as Exhibit 31.1, and a revised Section 906 Certification, filed herewith as Exhibit 32.1, in each case compliant with the requirements for Section 302 Certifications and Section 906 Certifications, respectively.

ITEM 4. - CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this report, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that (i) there continue to be material weaknesses in the Company’s internal controls over financial reporting, that the weaknesses constitute a “deficiency” and that this deficiency could result in misstatements of the foregoing accounts and disclosures that could result in a material misstatement to the consolidated financial statements for the current period that would not be detected, (ii) accordingly, our disclosure controls and procedures were not effective as of  March 31, 2008, and (iii) no change in internal controls over financial reporting occurred during the quarter ended March 31, 2008, that has materially affected, or is reasonably likely to materially affect,  our internal control over financial reporting; provided, however, that it is to be noted that, based on the above described material weakness, our management, including our CEO and CFO have concluded that we did not maintain effective internal control over financial reporting as of March 31, 2008.

Disclosure controls and procedures and other procedures are designed to ensure that information required to be disclosed in our reports or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our president and financial officer as appropriate, to allow timely decisions regarding required disclosure.

On April 15, 2008, Bryan Chance, age 38, was appointed as Chief Executive Officer and Chief Financial Officer of the Company.  Mr. Chance is a certified public accountant and has served as Chief Financial Officer of Titan Global Holdings, Inc. since January 24, 2006 and as President and Chief Executive Officer since August 18, 2006.  Mr. Chance also served as Chief Financial Officer for Aslung Pharmaceutical, a privately held generic pharmaceutical manufacturing company from 2000 to 2002 and has held financial and mergers and acquisition leadership positions in companies such as Caresouth, Nursefinders, Home Health Corporation of America, the Baylor Healthcare System, Columbia/HCA and Price Waterhouse, LLP.  By appointing someone who is qualified as a CPA and has considerable experience serving as a Chief Financial Officer, the Company has endeavored to provide the financial leadership that the Company requires in order to eliminate the weaknesses in its internal controls over financial reporting and otherwise design, implement and maintain a sufficient systems of internal financial controls.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the quarter ended March 31, 2008, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RENEWAL FUELS, INC.

Dated: September __, 2008	By:	/s/ Bryan Chance
Bryan Chance,
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Bryan Chance, certify that:

1.  I have reviewed this quarterly report on Form 10-Q of Renewal Fuels, Inc.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and, since I joined the registrant, on April 15, 2008, have worked with our auditor and internal personnel to have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, and evaluated the effectiveness of our internal control over financial reporting, and printed in this report my conclusions about the effectiveness of our internal control over financial reporting, as of the end of the period covered by this report based on such evaluation;

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.  I have disclosed, based on my most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: September __, 2008	By:	/s/ Bryan Chance
Bryan Chance
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Renewal Fuels, Inc. (the “Company”) on Form 10-Q for the period        ended March 31, 2008 as filed with the Securities and Exchange Commission on the May 15, 2008 (the “Report”), the undersigned I, Bryan Chance, Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, certify, pursuant to 18 U.S.C. section     1350 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. section     1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Dated: September __, 2008	By:	/s/ Bryan Chance
Bryan Chance
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

or

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT For the transition period from _______________ to _______________

Commission File Number: 000-30172

Renewal Fuels, Inc.
(Exact name of small business issuer as specified in its charter)

Delaware	22-1436279
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1818 North Farwell Avenue, Milwaukee, WI 53202
(Address of principal executive offices)

(414) 283-2625
(Issuer’s telephone number)

Tech Laboratories, Inc.
(Former name if changed from last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 35,508,851 shares of common stock, $0.001 par value per share, as of August 13, 2008.

Indicate by a check mark whether the registrant is (check one):

an accelerated filer [ ]	a non accelerated filer [ ]	or a smaller reporting company [X]

Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☒

The quarterly report of Renewal Fuels, Inc. (the “Company”), for the fiscal quarter ended June 30, 2008, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on August 15, 2008, is hereby amended solely to provide a revised Section 302 Certification, filed herewith as Exhibit 31.1, and a revised Section 906 Certification, filed herewith as Exhibit 32.1, in each case compliant with the requirements for Section 302 Certifications and Section 906 Certifications, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RENEWAL FUELS, INC.

Dated: September __, 2008	By:	/s/ Bryan Chance
Bryan Chance,
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Bryan Chance, certify that:

1.  I have reviewed this quarterly report on Form 10-Q of Renewal Fuels, Inc.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and, since I joined the registrant, on April 15, 2008, have worked with our auditor and internal personnel to have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, and evaluated the effectiveness of our internal control over financial reporting, and printed in this report my conclusions about the effectiveness of our internal control over financial reporting, as of the end of the period covered by this report based on such evaluation;

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.  I have disclosed, based on my most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: September __, 2008	By:	/s/ Bryan Chance
Bryan Chance
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Renewal Fuels, Inc. (the “Company”) on Form 10-Q for the period ended June 30, 2008 as filed with the Securities and Exchange Commission on the August 15, 2008 (the “Report”), the undersigned I, Bryan Chance, Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, certify, pursuant to 18 U.S.C. section 1350 of the Sarbanes-Oxley Act of 2002, that:

(3)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. section 1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Dated: September __, 2008	By:	/s/ Bryan Chance
Bryan Chance
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)